July 3, 2008

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Tercica, Inc. (the “Company”)

SEC File No. 000-50461

Ladies and Gentlemen:

Transmitted for filing pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended, are a preliminary notice of Special Meeting of Stockholders, Proxy Statement and form of Proxy (the “Proxy Materials”) to be used in connection with a Special Meeting of Stockholders of the Company (the “Special Meeting”) to be held on a date to be determined.

Please note that concurrently with the filing of the preliminary Proxy Materials, a Transaction Statement on Schedule 13E-3 (the “Schedule”) is being filed by (i) the Company, (ii) Ipsen, S.A., a société anonyme organized under the laws of France (“Ipsen”), (iii) Beaufour Ipsen Pharma, a société par actions simplifiée organized under the laws of France and a subsidiary of Ipsen (the “Purchaser”), and (iv) Tribeca Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of the Purchaser (“Merger Sub”). The Schedule relates to the Agreement and Plan of Merger, dated as of June 4, 2008, by and among the Company, the Purchaser and Merger Sub (the “Merger Agreement”). At the Special Meeting, the stockholders of the Company will consider and vote upon a proposal to adopt the Merger Agreement and, if necessary, to adjourn the Special Meeting for the purpose of soliciting additional proxies to vote in favor of the adoption of the Merger Agreement.

Definitive copies of the enclosed Proxy Materials are intended to be released to security holders on or about July 14, 2008.

If you have any questions, please contact the undersigned at (650) 843-5654.

Very truly yours,

COOLEY GODWARD KRONISH LLP

/s/ Chadwick L. Mills
By:	Chadwick L. Mills

cc:	Stephen N. Rosenfield, Esq., Tercica, Inc.

Suzanne Sawochka Hooper, Esq., Cooley Godward Kronish LLP

Jennifer Fonner DiNucci, Esq., Cooley Godward Kronish LLP

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM